Exhibit 99.96

Energy Fuels and Strathmore Minerals
Execute Definitive Arrangement Agreement and
Announce Joint Conference Call

June 11, 2013

Toronto, Ontario – Energy Fuels Inc. (“Energy Fuels”) (TSX:EFR) and Strathmore Minerals Corp. (“Strathmore”) (TSX:STM; OTCQX:STHJF) are pleased to announce that the companies have entered into a definitive arrangement agreement (the “Arrangement Agreement”) with respect to the transaction previously announced on May 24, 2013 (the "Transaction"). A link to that announcement is provided below:

http://www.marketwire.com/press-release/energy-fuels-signs-letter-intent-acquire-strathmore-minerals-creating-one-largest-uranium-tsx-efr-1794648.htm

Pursuant to the Transaction, Energy Fuels will acquire by way of a plan of arrangement in accordance with the Business Corporations Act (British Columbia), all of the issued and outstanding common shares of Strathmore. Strathmore shareholders will receive 1.47 common shares of Energy Fuels for each common share of Strathmore held (the “Exchange Ratio”), resulting in the shareholders of Strathmore owning approximately 21% of the issued and outstanding shares of Energy Fuels upon completion of the Transaction based on Energy Fuels’ current common shares outstanding.

The Arrangement Agreement contains customary deal support provisions, including a reciprocal expense reimbursement fee of $650,000 payable to the other party if either party does not obtain shareholder approval of the Transaction, as well as a reciprocal break fee of $1,300,000 payable if the Transaction is not completed in certain other circumstances. In addition, the Arrangement Agreement includes customary non-solicitation covenants by Strathmore, as well as the right for Energy Fuels to match any superior proposal that may arise.

The completion of the Transaction is subject to satisfaction of certain customary conditions, including but not limited to, Energy Fuels and Strathmore shareholder approval, court and regulatory approvals including acceptance by the Toronto Stock Exchange. The shareholders of Energy Fuels and Strathmore will each be asked to approve the Transaction at respective special shareholder meetings to be held in August 2013.

Haywood Securities Inc., joint financial advisor along with Dundee Securities Ltd. to Energy Fuels and its board of directors, has provided an opinion to the effect that, as of the date hereof and subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio offered by Energy Fuels to shareholders of Strathmore pursuant to the Transaction is fair, from a financial point of view, to Energy Fuels.

Raymond James Ltd., financial advisor to Strathmore and its board of directors, has provided an opinion to the effect that, as of the date hereof and subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio offered by Energy Fuels to shareholders of Strathmore pursuant to the Transaction is fair, from a financial point of view, to Strathmore shareholders.

Joint Conference Call Thursday, June 20, 2013 at 4:30pm ET

Energy Fuels and Strathmore will host a joint conference call on Thursday, June 20, 2013 at 4:30pm ET to discuss the Transaction and its related benefits to both Energy Fuels and Strathmore shareholders. Details for the conference call are forthcoming, and will be posted to the Energy Fuels and Strathmore websites (www.energyfuels.com and www.strathmoreminerals.com), when available. An investor presentation that will be discussed on the conference call will also be available on both websites, approximately 1 hour prior to the commencement of the live conference call, in addition to a live audio webcast.

A replay of the conference call and archived version of the webcast will be made available until June 28 2013. Investors will be able to listen to the replay and access the webcast, which will be archived at both websites.

About Energy Fuels Inc.

Energy Fuels Inc. is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S., and is also a significant producer of vanadium. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

Additional information about Energy Fuels Inc. is available by visiting Energy Fuels' website at www.energyfuels.com or under its profile on SEDAR at www.sedar.com.

About Strathmore Minerals Corp.

Strathmore Minerals Corp. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of mineral properties in the United States. Headquartered in Vancouver, British Columbia with a branch administrative office in Kelowna, the company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico.

Additional information about Strathmore Minerals Corp. is available by visiting Strathmore's website at www.strathmoreminerals.com or under its profile on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the proposed Transaction between Energy Fuels and Strathmore, the benefits and synergies of the Transaction, future opportunities for the combined company and any other statements regarding Energy Fuels' and Strathmore's future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' and Strathmore's ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties' ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the Transaction may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the volatility of the international marketplace; and other risk factors as described in Energy Fuels' and Strathmore's most recent annual information forms and annual and quarterly financial reports.

Energy Fuels and Strathmore assume no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels' and Strathmore's respective filings with the various provincial securities commissions which are available online at www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels and Strathmore relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Contact Information:

Energy Fuels Inc.
Curtis Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com

Strathmore Minerals Corp.
Craig Christy
Investor Relations
Toll free: 1-800-647-3303
info@strathmoreminerals.com
www.strathmoreminerals.com